Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Helix BioPharma Corp.
#3 - 305 Industrial Parkway South
Aurora, Ontario
L4G 6X

2.	Date of Material Change

June 25, 2012.

3.	News Release

On June 25, 2012, a news release was issued through the facilities of Marketwire and filed on SEDAR. A copy of the news release is attached as Schedule A.

4.	Summary of Material Change

On June 25, 2012, the Board of Directors (the “Board”) of Helix BioPharma Corp. (“Helix”) announced its approval of the selection of Robert Verhagen as Chief Executive Officer. Mr. Verhagen’s appointment will be effective as of July 1, 2012. Mr. William White, who has served as Interim Chief Executive Officer of Helix since April 5, 2012, will continue to serve as Chairman of the Board after that date.

Helix also announced that the Board of Directors has approved the voluntarily delisting of Helix’s common shares from the NYSE MKT and the voluntarily deregistration of its common shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after which the company will cease filing reports with the Securities and Exchange Commission (the “SEC”).

5.	Full Description of Material Change

On June 25, 2012, the Board announced its approval of the selection of Robert Verhagen as Chief Executive Officer following an internal and external search. Mr. Verhagen’s appointment will be effective as of July 1, 2012. Mr. William White, who has served as Interim Chief Executive Officer of Helix since April 5, 2012, will continue to serve as Chairman of the Board after that date.

Helix also announced that the Board has approved the voluntary delisting of Helix’s common shares from the NYSE MKT and the voluntary deregistration of its common shares under the Exchange Act, after which the company will cease filing reports with the SEC. The Board based its decisions on factors including: (a) the high cost of preparing and filing periodic reports with the SEC; (b) the added accounting, audit, legal and other costs associated with being a U.S. public company; (c) the additional demands placed on management and company personnel to comply with applicable reporting requirements; (d) Helix’s low U.S. trading volume; and (e) the potential impact of delisting and deregistration on Helix’s shareholders resident in the United States.

Helix’s common shares will continue to trade on the Toronto Stock Exchange under the ticker symbol HBP and the company will continue to file the necessary reports with Canadian Securities Administrators at www.sedar.com, in addition to publishing financial and other material information on the company’s website at www.helixbiopharma.com.

Helix provided written notice to NYSE MKT dated June 25, 2012 of its intent to delist and plans to file a Form 25 with the SEC on or about July 9, 2012 to initiate the voluntary delisting. Helix expects that the delisting will be effective ten days after such filing, which is expected to be on or about July 19, 2012. Helix intends to also file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act after the delisting has become effective. Helix’s reporting obligations under the Exchange Act will be suspended immediately upon filing Form 15F and will terminate 90 days thereafter if there are no objections from the SEC.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact:

Photios (Frank) Michalargias
Chief Financial Officer
Tel: (905) 841-2300

9.	Date of Report

July 4, 2012.

SCHEDULE A

News Release – June 25, 2012

(See Attached)

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
June 25, 2012
NEWS RELEASE

HELIX BIOPHARMA CORP. ANNOUNCES
SELECTION OF CEO;
PLANS TO VOLUNTARILY DELIST FROM NYSE MKT

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, NYSE MKT, FSE: “HBP”), a biopharmaceutical company developing drug candidates for the prevention and treatment of cancer, today announced that its Board of Directors has approved the selection of Robert Verhagen as Chief Executive Officer. Mr Verhagen is currently a Director for Helix, he is a graduate of the University of Alberta with a Bsc and MBA and has extensive experience in the bio-tech industry. “I am pleased with the selection of Rob from our CEO search. Rob has already contributed significantly to Helix as a Director” said William White, Chairman and Interim CEO of Helix. “I look forward to his leadership of the company taking us forward”. “I have worked with Rob now as a Director and I have been impressed with his knowledge and experience in the industry and his work on the Board to focus Helix on our critical programs” said Marek Orlowski, Director, “I look forward to his leadership of the company to deliver results.” Mr. Verhagen is pleased with the opportunity to make Helix all it can be and said, “As a Board Member, I have seen the great potential of Helix and its programs. As CEO, I look forward to taking the responsibility in converting this potential into real value for all shareholders.”

Helix also announced that the Board of Directors has approved the voluntarily delisting of Helix’s common shares from the NYSE MKT and the voluntarily deregistration of its common shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after which the company will cease filing reports with the Securities and Exchange Commission (the “SEC”).

Helix’s common shares will continue to trade on the Toronto Stock Exchange (“TSX”) under the ticker symbol HBP and the company will continue to file the necessary reports with Canadian Securities Administrators at www.sedar.com, in addition to publishing financial and other material information on the company’s website at www.helixbiopharma.com.

“After reviewing the relevant factors associated with the company’s continued listing on the NYSE MKT, it was determined that Helix and its shareholders would be better served by its original TSX listing”, said William White, Chairman.

The factors reviewed by the Board of Directors’ primarily include:

  the high cost of preparing and filing periodic reports with the SEC,

  the added accounting, audit, legal and other costs and expenses associated with being a U.S. public company,

  the additional demands placed on management and company personnel to comply with applicable reporting requirements,

  Helix’s low U.S. trading volume,

  the potential impact of delisting and deregistration on Helix’s shareholders resident in the United States, and the fact that Helix will continue to be listed on the Toronto Stock Exchange and that financial and other material information will continue to be available on the company’s website and on www.sedar.com.

Helix has provided written notice to NYSE MKT today of its intent to delist and plans to file a Form 25 with the SEC on or about July 9, 2012 to initiate the voluntary delisting. The company expects that the delisting will be effective ten days after such filing, which is expected to be on or about July 19, 2012. The company intends to also file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act after the delisting has become effective. The company’s reporting obligations under the Exchange Act will be suspended immediately upon filing Form 15F and will terminate 90 days thereafter if there are no objections from the SEC.

Helix reported that its Board of Directors met in Poland last week after meeting with investors and touring academic and research institutions to learn of opportunities for future collaboration. “It was very productive for the board to meet in Warsaw to see first-hand the commitment of investors and the resources in Poland that could assist Helix” said Mr. White.

Helix also reported that its Board of Directors received and reviewed the formal due diligence report from FK Partner which provided a baseline report on the financial position and operations of Helix for the benefit of the reconstituted Board. Mr White said “Management provided full cooperation and assistance to FK Partner and both management and the Board found the FK Partner report helpful.” The FK Partner summary report and managements actions in response to the report have been posted on SEDAR

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is currently listed on the TSX, NYSE MKT and FSE under the symbol “HBP”.

Investor Relations:
Helix BioPharma Corp.
Tel: 905 841-2300
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties
This news release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws, including, without limitation, forward-looking statements regarding Helix’s intention to voluntarily delist from the NYSE MKT and to voluntarily deregister its common shares under applicable U.S. securities laws and the timing of such delisting and deregistration. Forward-looking statements, which may be identified by words including, without limitation, “intends”, “will”, “expects” and other similar expressions, are intended to provide information about management’s current plans and expectations regarding future operations.

Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties that may cause actual results or events to differ materially from those anticipated and no assurance can be given that these expectations will be realized, and undue reliance should not be placed on such statements. Risk factors that could cause actual results or events to differ materially from the forward-looking statements include, without limitation: (i) the risk that the voluntary delisting and deregistration may not occur on the timeline anticipated by Helix, or that the NYSE MKT or the SEC may raise objections and those risk factors identified in the Helix’s Annual Report on Form 20-F, including under the headings “Forward-Looking Statements” and “3.D Risk Factors”, filed with the SEC at www.sec.gov and with the Canadian Securities Administrators at www.sedar.com (together, the “Helix Risk Factors”). Certain material factors or assumptions are applied in making the forward-looking statements, including, without limitation, that the Helix Risk Factors will not cause Helix’s actual results or events to differ materially from the forward-looking statements.

Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management on the date of this news release, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.

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